UNITED STA
SECURITIES AND EXCHAN
Washington, D.C


12060543

OMB APPROVAL	
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	April 30, 2013
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-08177

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Citigroup Global Markets Inc. (Filed as Confidential Information)

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

111 Wall Street
(No. and Street)

New York (City) N.Y. (State) 10005 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John McCoy (212) 657-8435
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *If individual, state last, first, middle name)*

345 Park Avenue (Address) New York (City) NY (State) 10154-0102 (Zip Code)

CHECK ONE:

X Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240. 17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of Information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

February 28, 2012

State of New York)
) ss:
County of New York)

We, the undersigned officers and directors of Citigroup Global Markets Inc., do hereby affirm that, to the best of our knowledge and belief, the attached consolidated financial statements as of December 31, 2011 and supplementary schedules are true and correct, and that neither the Company nor any principal officer or director has any proprietary interest in any account classified solely as that of a customer except as follows:

> Accounts of officers, directors and employees are included in receivable from and payable to customers, since they are subject to the same terms and regulations and, in the aggregate, are not significant.

In addition, as allied members of the New York Stock Exchange, Inc., we do hereby certify that the attached consolidated financial statements as of December 31, 2011 and supplementary schedules will promptly be made available to those Citigroup Global Markets Inc. members and allied members whose signatures do not appear below.



James A. Forese
President



Cliff Verron
Chief Financial Officer

Subscribed and sworn to before me
this 28 day of February 2012.



RODD CORNER
Notary Public - State of New York
No. 01CO6169041
Qualified in New York County
My Commission Expires June 18, 2015



CITIGROUP GLOBAL MARKETS INC.
AND SUBSIDIARIES

(An indirect wholly-owned subsidiary of Citigroup Global Markets Holdings Inc.)

Consolidated Statement of Financial Condition

As of December 31, 2011

(With Report of Independent Registered Public Accounting Firm Thereon)



KPMG LLP
345 Park Avenue
New York, NY 10154-0102

Report of Independent Registered Public Accounting Firm

The Board of Directors
Citigroup Global Markets Inc.:

We have audited the accompanying consolidated statement of financial condition of Citigroup Global Markets Inc. and Subsidiaries (an indirect wholly-owned subsidiary of Citigroup Global Markets Holdings Inc.) (the Company) as of December 31, 2011 that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.10 of the Commodity Exchange. Act. This consolidated financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this consolidated financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit of a statement of financial condition also includes examining, on a test basis, evidence supporting the amounts and disclosures in that statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the consolidated statement of financial condition referred to above presents fairly, in all material respects, the financial position of Citigroup Global Markets Inc. and Subsidiaries as of December 31, 2011, in conformity with U.S. generally accepted accounting principles.

KPMG LLP

February 28, 2012

CITIGROUP GLOBAL MARKETS INC. AND SUBSIDIARIES
Consolidated Statement of Financial Condition
December 31, 2011
(Dollars in millions)

Assets		
Cash and cash equivalents		$ 809
Cash segregated and on deposit for Federal and other regulations or deposited with clearing organizations		11,451
Collateralized short-term financing agreements:		
Securities purchased under agreements to resell (including $53,427 at fair value)	$ 65,177	
Deposits paid for securities borrowed (including $43,180 at fair value)	92,171	
		157,348
Trading account assets (approximately $18 billion were pledged to various parties at December 31, 2011):		
Mortgage-backed securities	26,880	
U.S. Treasury and federal agency securities	17,698	
Equity securities	10,396	
Corporate debt securities	6,453	
Asset-backed securities	4,609	
State and municipal securities	3,909	
Derivatives	799	
Foreign government securities	650	
Other debt securities	3	
		71,397
Receivables:		
Customers	16,019	
Brokers, dealers and clearing organizations	3,105	
Other	4,829	
		23,953
Property, equipment and leasehold improvements, net of accumulated depreciation and amortization of $1,026		624
Goodwill		145
Intangibles		11
Other assets		3,412
Total assets		$ 269,150

The accompanying notes are an integral part of this consolidated statement of financial condition.

CITIGROUP GLOBAL MARKETS INC. AND SUBSIDIARIES

Consolidated Statement of Financial Condition

December 31, 2011

(Dollars in millions, except share data)

Liabilities and Stockholder's Equity		
Short-term borrowings:		
Affiliates	$ 1,943	
Other	584	
		$ 2,527
Collateralized short-term financing agreements:		
Securities sold under agreements to repurchase (including $70,440 at fair value)	109,099	
Deposits received for securities loaned	24,773	
		133,872
Trading account liabilities:		
U.S. government and government agency securities	17,063	
Equity securities	4,727	
Corporate debt securities	2,563	
Derivatives	1,260	
Foreign government securities	200	
Other debt securities	58	
		25,871
Payables and accrued liabilities:		
Customers	41,699	
Brokers, dealers and clearing organizations	10,211	
Other	13,403	
		65,313
Long-term debt		25,289
Subordinated indebtedness		8,445
Total liabilities		261,317
Stockholder's equity:		
Common stock ($10,000 par value, 1,000 shares authorized, issued and outstanding)	10	
Additional paid-in capital	5,934	
Retained earnings	1,889	
Total stockholder's equity		7,833
Total liabilities and stockholder's equity		$ 269,150

The accompanying notes are an integral part of this consolidated statement of financial condition.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation
The Consolidated Statement of Financial Condition includes the accounts of Citigroup Global Markets Inc. (CGMI) and its subsidiaries (the Company). CGMI is a direct wholly-owned subsidiary of Citigroup Financial Products Inc. (CFPI, or Parent), and is an indirect wholly-owned subsidiary of Citigroup Global Markets Holdings Inc. (CGMHI), which is a wholly-owned subsidiary of Citigroup Inc. (Citigroup). The Company is a registered broker-dealer and registered futures commission merchant. The Company provides corporate, institutional, public sector and high-net-worth clients with a full range of products and services, including cash management, foreign exchange, trade finance and services, securities services, sales and trading, institutional brokerage, underwriting and advisory services.

The Company consolidates subsidiaries in which it holds, directly or indirectly, more than 50% of the voting rights or where it exercises control. Entities where the Company holds 20% to 50% of the voting rights and/or has the ability to exercise significant influence are accounted for under the equity method. As discussed below, CGMI consolidates entities deemed to be variable interest entities when CGMI is determined to be the primary beneficiary.

Use of Estimates
The Company's Consolidated Statement of Financial Condition is prepared in accordance with U.S. generally accepted accounting principles (GAAP). Management must make estimates and assumptions that affect the Consolidated Statement of Financial Condition and the related footnote disclosures. Such estimates are used in connection with certain fair value measurements. See Note 11 to the Consolidated Statement of Financial Condition for further discussions on estimates used in the determination of fair value. The Company also uses estimates in determining consolidation decisions for special-purpose entities as discussed in Note 8. Moreover, estimates are significant in determining the amounts of any impairments of goodwill and other intangible assets, provisions for probable losses that may arise from credit-related exposures and probable and estimable losses related to litigation and regulatory proceedings, and tax reserves. While management makes its best judgment, actual amounts or results could differ from those estimates. Current market conditions increase the risk and complexity of the judgments in these estimates.

Variable Interest Entities
An entity is referred to as a variable interest entity (VIE) if it meets the criteria outlined in ASC 810, *Consolidation* (formerly SFAS No. 167, *Amendments to FASB Interpretation No. 46(R)*) (SFAS 167), which are: (1) the entity has equity that is insufficient to permit the entity to finance its activities without additional subordinated financial support from other parties, or (2) the entity has equity investors that cannot make significant decisions about the entity's operations or that do not absorb their proportionate share of the entity's expected losses or expected returns.

Prior to January 1, 2010, the Company consolidated a VIE if it had a majority of the expected losses or a majority of the expected residual returns or both. As of January 1, 2010, when the Company adopted SFAS 167's amendments to the VIE consolidation guidance, the Company consolidates a VIE when it has both the power to direct the activities that most significantly impact the VIE's economic success and a right to receive benefits or absorb losses of the entity that could be potentially significant to the VIE (that is, it is the primary beneficiary).

Along with the VIE that was consolidated in accordance with these guidelines, the Company has variable interests in other VIEs that are not consolidated because the Company is not the primary beneficiary. These include certain collateralized debt obligations (CDOs) and collateralized loan obligations (CLOs).

However, these VIEs as well as all other unconsolidated VIEs are continually monitored by the Company to determine if any events have occurred that could cause its primary beneficiary status to change. These events include:

- additional purchases or sales of variable interests by the Company or an unrelated third party, which cause the Company's overall variable interest ownership to change;
- changes in contractual arrangements in a manner that reallocates expected losses and residual returns among the variable interest holders;
- changes in the party that has power to direct activities of a VIE that most significantly impact the entity's economic performance; and
- providing support to an entity that results in an implicit variable interest.

All other entities not deemed to be VIEs with which the Company has involvement are evaluated for consolidation under other subtopics of ASC 810 (formerly Accounting Research Bulletin (ARB) No. 51, *Consolidated Financial Statements*, SFAS No. 94, *Consolidation of All Majority-Owned Subsidiaries*, and EITF Issue No. 04-5, *Determining Whether a General Partner, or the General Partners as a Group, Controls a Limited Partnership or Similar Entity When the Limited Partners Have Certain Rights*).

Cash and Cash Equivalents
The Company defines cash and cash equivalents as highly liquid investments with original maturities of three months or less at the time of purchase, other than those held for sale in the ordinary course of business.

Cash Segregated and On Deposit for Federal and Other Regulations or Deposited with Clearing Organizations
Cash segregated and on deposit for Federal and other regulations or deposited with clearing organizations includes cash segregated in compliance with Federal and other regulations and represent funds deposited by customers and funds accruing to customers as a result of trades or contracts, as well as restricted cash.

Trading Account Assets and Liabilities
Trading account assets include debt and marketable equity securities, derivatives in a net receivable position and residual interests in securitizations. *Trading account liabilities* include securities sold, not yet purchased (short positions), and derivatives in a net payable position. All trading account assets and liabilities are carried at fair value.

Derivatives are used for trading purposes and include interest rate, currency, equity, credit, and commodity swap agreements, options, caps and floors, warrants, and financial and commodity futures and forward contracts. Derivative asset and liability positions are presented net by counterparty on the Consolidated Statement of Financial Condition when a valid master netting agreement exists and the other conditions set out in ASC 210-20, *Balance Sheet—Offsetting* are met.

The Company uses a number of techniques to determine the fair value of trading assets and liabilities, which are described in Note 11 to the Consolidated Statement of Financial Condition.

Repurchase and Resale Agreements
Securities sold under agreements to repurchase (repos) and securities purchased under agreements to resell (reverse repos) generally do not constitute a sale for accounting purposes of the underlying securities and so are treated as collateralized financing transactions. The Company executes these transactions to facilitate customer matched-book activity and to efficiently fund a portion of the Company's trading inventory.

It is the Company's policy to take possession of the underlying collateral, monitor its market value relative to

the amounts due under the agreements and, when necessary, require prompt transfer of additional collateral in order to maintain contractual margin protection. Collateral typically consists of government and government-agency securities, corporate and municipal bonds, and mortgage-backed and other asset-backed securities. In the event of counterparty default, the financing agreement provides the Company with the right to liquidate the collateral held.

The Company has elected to apply fair value accounting to a majority of the repo and reverse repo transactions with unaffiliated third parties. As described in Note 11 to the Consolidated Statement of Financial Condition, the Company uses a discounted cash flow technique to determine the fair value of repo and reverse repo transactions. Any transactions for which fair value accounting has not been elected, including all repo and reverse repo transactions with related parties, are recorded at the amount of cash advanced or received plus accrued interest.

Where the conditions of ASC 210-20-45-11, *Balance Sheet—Offsetting: Repurchase and Reverse Repurchase Agreements*, are met, repos and reverse repos are presented net on the Consolidated Statement of Financial Condition. Excluding the impact of the allowable netting, reverse repos totaled $92 billion at December 31, 2011.

Securities Borrowed and Securities Loaned

Securities borrowing and lending transactions generally do not constitute a sale of the underlying securities for accounting purposes, and so are treated as collateralized financing transactions when the transaction involves the exchange of cash. A majority of the securities borrowing and lending agreements are recorded at the amount of cash advanced or received and are collateralized principally by government and government-agency securities and corporate debt and equity securities. Deposits paid for securities borrowed of $43.18 billion were recorded at fair value at December 31, 2011 as the Company elected the fair value option for certain securities borrowed portfolios.

With respect to securities borrowed or loaned, the Company monitors the market value of securities borrowed or loaned on a daily basis and obtains or posts additional collateral in order to maintain contractual margin protection. As described in Note 11 to the Consolidated Statement of Financial Condition, the Company uses a discounted cash flow technique to determine the fair value of securities borrowing transactions.

Receivables and Payables – Customers, Brokers, Dealers and Clearing Organizations

The Company has receivables and payables for financial instruments purchased from and sold to brokers, dealers and customers, which arise in the ordinary course of business. The Company is exposed to risk of loss from the inability of brokers, dealers or customers to pay for purchases or to deliver the financial instruments sold, in which case the Company would have to sell or purchase the financial instruments at prevailing market prices. Credit risk is reduced to the extent that an exchange or clearing organization acts as counterparty to the transaction and performs for the broker, dealer or customer in question.

The Company seeks to protect itself from the risks associated with customer activities by requiring customers to maintain margin collateral in compliance with regulatory and internal guidelines. Margin levels are monitored daily and customers deposit additional collateral as required. Where customers cannot meet collateral requirements, the Company will liquidate sufficient underlying financial instruments to bring the customer into compliance with the required margin level.

Exposure to credit risk is impacted by market volatility, which may impair the ability of clients to satisfy their obligations to the Company. Credit limits are established and closely monitored for customers and for brokers and dealers engaged in forwards, futures and other transactions deemed to be credit sensitive. Brokerage receivables and brokerage payables are reported net by counterparty when applicable requirements

for net presentation are met.

Property, Equipment and Leasehold Improvements
Property, equipment and leasehold improvements are carried at cost less accumulated depreciation and amortization. Depreciation and amortization are recorded substantially on a straight-line basis over the lesser of the estimated useful lives of the related assets or noncancelable lease terms, as appropriate. Maintenance and repairs are charged to occupancy and equipment expense as incurred. Certain internal use software costs are capitalized and amortized on a straight-line basis over their estimated useful lives.

Goodwill
Goodwill represents the excess of acquisition cost over the fair value of net tangible and intangible assets acquired. Goodwill is subject to annual impairment tests, whereby Goodwill is allocated to the Company's reporting units and an impairment is deemed to exist if the carrying value of a reporting unit exceeds its estimated fair value. Furthermore, on any business dispositions, Goodwill is allocated to the business disposed of based on the ratio of the fair value of the business disposed of to the fair value of the reporting unit.

Intangible Assets
Intangible assets, including customer relationships and other intangible assets, are amortized over their estimated useful lives. Intangible assets are subject to annual impairment tests, whereby an impairment is recognized if the carrying amount is not recoverable and exceeds the fair value of the Intangible asset.

Securitizations
The Company primarily securitizes mortgages and corporate debt instruments. There are two key accounting determinations that must be made relating to securitizations. The Company first makes a determination as to whether the securitization entity would be consolidated. Second, it determines whether the transfer of financial assets to the entity is considered a sale under GAAP. If the securitization entity is a VIE, the Company consolidates the VIE if it is the primary beneficiary.

The Company consolidates VIEs when it has both: (1) power to direct activities of the VIE that most significantly impact the entity's economic performance and (2) an obligation to absorb losses or right to receive benefits from the entity that could potentially be significant to the VIE.

For all other securitization entities determined not to be VIEs in which the Company participates, a consolidation decision is based on who has voting control of the entity, giving consideration to removal and liquidation rights in certain partnership structures. Only securitization entities controlled by the Company are consolidated.

Interests in the securitized and sold assets may be retained in the form of subordinated or senior interest-only strips, subordinated tranches, and residuals. Retained interests in non-consolidated mortgage securitization trusts are classified as *Trading account assets*.

Debt
Short-term borrowings and long-term debt are accounted for at amortized cost, except where the Company has elected to report long-term debt at fair value.

Transfers of Financial Assets
For a transfer of financial assets to be considered a sale: the assets must have been isolated from the Company, even in bankruptcy or other receivership; the purchaser must have the right to pledge or sell the

assets transferred or, if the purchaser is an entity whose sole purpose is to engage in securitization and asset-backed financing activities and that entity is constrained from pledging the assets it receives, each beneficial interest holder must have the right to sell the beneficial interests; and the Company may not have an option or obligation to reacquire the assets. If these sale requirements are met, the assets are removed from the Company's Consolidated Statement of Financial Condition. If the conditions for sale are not met, the transfer is considered to be a secured borrowing, the assets remain on the Consolidated Statement of Financial Condition, and the sale proceeds are recognized as the Company's liability. A legal opinion on a sale is generally obtained for complex transactions or where the Company has continuing involvement with assets transferred or with the securitization entity. For a transfer to be eligible for sale accounting, those opinions must state that the asset transfer is considered a sale and that the assets transferred would not be consolidated with the Company's other assets in the event of the Company's insolvency.

For a transfer of a portion of a financial asset to be considered a sale, the portion transferred must meet the definition of a participating interest. A participating interest must represent a pro rata ownership in an entire financial asset; all cash flows must be divided proportionally, with the same priority of payment; no participating interest in the transferred asset may be subordinated to the interest of another participating interest holder; and no party may have the right to pledge or exchange the entire financial asset unless all participating interest holders agree. Otherwise, the transfer is accounted for as a secured borrowing.

See Note 8 to the Consolidated Statement of Financial Condition for further discussion.

Income Taxes
The Company is subject to the income tax laws of the U.S., its states and municipalities and those of the foreign jurisdictions in which the Company operates. These tax laws are complex and subject to different interpretations by the taxpayer and the relevant governmental taxing authorities. Disputes over interpretations of the tax laws may be subject to review/adjudication by the court systems of the various tax jurisdictions or may be settled with the taxing authority upon examination or audit.

Deferred taxes are recorded for the future consequences of events that have been recognized for financial statements or tax returns, based upon enacted tax laws and rates. Deferred tax assets are recognized subject to management's judgment that realization is more likely than not. FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes* (FIN 48) (now incorporated into ASC 740, *Income Taxes*), sets out a consistent framework to determine the appropriate level of tax reserves to maintain for uncertain tax positions. This interpretation uses a two-step approach wherein a tax benefit is recognized if a position is more likely than not to be sustained. The amount of the benefit is then measured to be the highest tax benefit that is greater than 50% likely to be realized. FIN 48 also sets out disclosure requirements to enhance transparency of an entity's tax reserves.

See Note 4 to the Consolidated Statement of Financial Condition for a further description of the Company's related income tax assets and liabilities.

Related Party Transactions
The Company has related party transactions with certain of its subsidiaries and affiliates. These transactions, which are primarily short-term in nature, include cash accounts, collateralized financing transactions, margin accounts, derivative trading, charges for operational support and the borrowing and lending of funds, and are entered into in the ordinary course of business.

FUTURE APPLICATION OF ACCOUNTING STANDARDS

Repurchase Agreements – Assessment of Effective Control
In April 2011, the FASB issued ASU No. 2011-03, *Transfers and Servicing (Topic 860) – Reconsideration of Effective Control for Repurchase Agreements*. The amendments in the ASU remove from the assessment of effective control: (1) the criterion requiring the transferor to have the ability to repurchase or redeem the financial assets on substantially the agreed terms, even in the event of default by the transferee, and (2) the collateral maintenance implementation guidance related to that criterion. Other criteria applicable to the assessment of effective control are not changed by the amendments in the ASU.

The ASU became effective for the Company on January 1, 2012. The guidance is to be applied prospectively to transactions or modifications of existing transactions that occur on or after the effective date. The ASU had no effect on the Company's financial statements.

Fair Value Measurement
In May 2011, the FASB issued ASU No. 2011-04, *Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRS.* The amendment creates a common definition of fair value for GAAP and International Financial Reporting Standards (IFRS) and aligns the measurement and disclosure requirements. It requires significant additional disclosures both of a qualitative and quantitative nature, particularly on those instruments measured at fair value that are classified in Level 3 of the fair value hierarchy. Additionally, the amendment provides guidance on when it is appropriate to measure fair value on a portfolio basis and expands the prohibition on valuation adjustments from Level 1 to all levels of the fair value hierarchy where the size of the Company's position is a characteristic of the adjustment. The amendment became effective for the Company on January 1, 2012. As a result of implementing the prohibition on valuation adjustments where the size of the Company's position is a characteristic, the Company will release reserves of approximately $83 million, increasing pretax income in the first quarter of 2012.

Offsetting
In December 2011, the FASB issued Accounting Standards Update No. 2011-11—*Balance Sheet (Topic 210): Disclosures about Offsetting Assets and Liabilities.* The standard requires new disclosures about certain financial instruments and derivative instruments that are either offset in the balance sheet (presented on a net basis) or subject to an enforceable master netting arrangement or similar arrangement. The standard requires disclosures that provide both gross and net information in the notes to the financial statements for relevant assets and liabilities. This ASU does not change the existing offsetting eligibility criteria or the permitted balance sheet presentation for those instruments that meet the eligibility criteria. The new disclosure requirements should enhance comparability between those companies that prepare their financial statements on the basis of GAAP and those that prepare their financial statements in accordance with IFRS. For many financial institutions, the differences in the offsetting requirements between GAAP and IFRS result in a significant difference in the amounts presented in the balance sheets prepared in accordance with GAAP and IFRS. The disclosure standard will become effective for annual and interim periods beginning January 1, 2013.

Potential Amendments to Current Accounting Standards
The FASB and IASB, either jointly or separately, are currently working on several major projects, including amendments to existing accounting standards governing financial instruments, lease accounting, consolidation and investment companies. As part of the joint financial instruments project, the FASB is proposing sweeping changes to the classification and measurement of financial instruments, hedging and impairment guidance. The FASB is also working on a joint project that would require all leases to be capitalized on the balance sheet. Additionally, the FASB has issued a proposal on principal-agent

considerations that would change the way the Company needs to evaluate whether to consolidate VIEs and non-VIE partnerships. Furthermore, the FASB has issued a proposed Accounting Standards Update that would change the criteria used to determine whether an entity is subject to the accounting and reporting requirements of an investment company. The principal-agent consolidation proposal would require all VIEs, including those that are investment companies, to be evaluated for consolidation under the same requirements.

These projects may have significant impacts for the Company. Upon completion of the standards, the Company will need to re-evaluate its accounting and disclosures. However, due to ongoing deliberations of the standard-setters, the Company is currently unable to determine the effect of future amendments or proposals.

2. DIVESTITURE

Joint Venture with Morgan Stanley
Pursuant to the Amended and Restated Joint Venture Contribution and Formation Agreement dated as of May 29, 2009, on June 1, 2009, Citigroup and Morgan Stanley established a joint venture (JV) that combined the Global Wealth Management platform of Morgan Stanley with Citigroup's Smith Barney, Quilter and Australia private client networks. Citigroup sold 100% of these businesses to Morgan Stanley in exchange for a 49% stake in the JV and an upfront cash payment of $2.75 billion. Pursuant to the Managed Futures Contribution and Interest Purchase Agreement dated as of July 31, 2009, Citigroup sold its Managed Futures business to Morgan Stanley in exchange for membership interests of Morgan Stanley Smith Barney Holdings LLC (MSSB LLC). Both Morgan Stanley and Citigroup will access the JV for retail distribution, and each firm's institutional businesses will continue to execute order flow from the JV.

In December 2011, CGMI transferred its $12.2 billion Investment in MSSB LLC, including Preferred Securities of $2.0 billion, to affiliates. CGMI recorded the transfer of the Investment in MSSB LLC at carrying value, which approximated fair value.

CGMI distributed $6.7 billion in value of MSSB LLC Common Interests to CFPI as a return of capital. CGMI distributed its Preferred Securities of $2.0 billion to CFPI as part of a Loan Satisfaction Agreement with CFPI. CGMI distributed $3.5 billion in value of MSSB LLC Common Interests to Citigroup Funding Inc. (CFI) as part of a Loan Satisfaction Agreement with CFI.

3. INCENTIVE PLANS AND RETIREMENT BENEFITS

Stock Award Programs
The Company participates in various Citigroup stock-based compensation programs under which Citigroup administers award programs involving grants of stock options, restricted or deferred stock awards, and stock payments for employees of Citigroup and its subsidiaries, including CGMI. The award programs are used to attract, retain and motivate officers, employees and non-employee directors of Citigroup, to provide incentives for their contributions to the long-term performance and growth of Citigroup and its subsidiaries, and to align their interests with those of Citigroup's stockholders. These programs are administered by the Personnel and Compensation Committee of the Citigroup Board of Directors (the Committee), which is composed entirely of independent non-employee directors.

For all stock award programs, during the applicable vesting period, the shares awarded are not issued to participants (in the case of a deferred stock award) or cannot be sold or transferred by the participants (in the case of a restricted stock award), until after the vesting conditions have been satisfied. Recipients of deferred stock awards do not have any stockholder rights until shares are delivered to them, but they

generally are entitled to receive dividend-equivalent payments during the vesting period. Recipients of restricted stock awards are entitled to a limited voting right and to receive dividend or dividend-equivalent payments during the vesting period. (Dividend equivalents are paid through payroll and recorded as an offset to retained earnings on those shares expected to vest.) Once a stock award vests, the shares may become freely transferable, but in the case of certain executives, may be subject to transfer restrictions by their terms or a stock ownership commitment.

Citigroup's primary stock award program is the Capital Accumulation Program (CAP). Generally, CAP awards of restricted or deferred stock constitute a percentage of annual incentive compensation and vest ratably over three-year or four-year periods, beginning on or about the first anniversary of the award date.

Profit Sharing Plan
In October 2010, the Committee approved awards under the 2010 Key Employee Profit Sharing Plan (KEPSP) which may entitle participants to profit-sharing payments based on an initial performance measurement period of January 1, 2010 through December 31, 2012. Generally, if a participant remains employed and all other conditions to vesting and payment are satisfied, the participant will be entitled to an initial payment in 2013, as well as a holdback payment in 2014 that may be reduced based on performance during the subsequent holdback period (generally, January 1, 2013 through December 31, 2013). If the vesting and performance conditions are satisfied, a participant's initial payment will equal two-thirds of the product of the cumulative pretax income of Citicorp (as defined in the KEPSP) for the initial performance period and the participant's applicable percentage. The initial payment will be paid after January 20, 2013, but no later than March 15, 2013.

The participant's holdback payment, if any, will equal the product of (a) the lesser of cumulative pretax income of Citicorp for the initial performance period and cumulative pretax income of Citicorp for the initial performance period and the holdback period combined (generally, January 1, 2010 through December 31, 2013), and (b) the participant's applicable percentage, less the initial payment; provided that the holdback payment may not be less than zero. The holdback payment, if any, will be paid after January 20, 2014, but no later than March 15, 2014.

On February 14, 2011, the Committee approved grants of awards under the 2011 KEPSP to certain executive officers of Citigroup (including CGMI). These awards have a performance period of January 1, 2011 to December 31, 2012, and other terms of the awards are similar to the 2010 KEPSP.

Additionally, Citigroup may from time to time introduce other incentive plans for certain employees that have an incentive-based award component.

Pension, Postretirement and 401(k) Benefits
The Company participates in several non-contributory defined benefit pension plans sponsored by Citigroup covering certain employees. The U.S. qualified defined benefit plan was frozen effective January 1, 2008, for most employees. Accordingly, no additional compensation-based contributions were credited to the cash balance portion of the plan for existing plan participants after 2007. However, certain employees covered under the prior final pay plan formula continue to accrue benefits.

The Company participates in the Citigroup 401(k) plan, a defined contribution plan, under which eligible U.S. employees received matching contributions of up to 6% of their compensation for 2011, subject to statutory limits. The matching contribution is invested according to participants' individual elections. Additionally, for eligible employees whose compensation is $100,000 or less, a fixed contribution of up to 2% of compensation is provided. The matching and fixed contributions are invested according to participants' individual elections.

Health care and life insurance plans
The Company, through Citigroup, provides certain health care and life insurance benefits for its active employees. The Company also participates in postretirement health care and life insurance benefits offered by Citigroup to certain eligible employees.

4. INCOME TAXES

Under income tax allocation agreements with CGMHI, the Company's U.S. federal, state and local income taxes are provided on a separate entity basis. The Company has $12 million in income taxes payable to CGMHI at December 31, 2011.

Pursuant to the agreement with CGMHI, temporary differences are treated as current tax items, and the tax effect on such differences are included in intercompany tax settlements with CGMHI. In the absence of such an agreement, the Company would have reported net deferred income tax assets of $719 million at December 31, 2011, related to the following:

In millions of dollars	
Deferred tax assets	
Investments	$ 655
Net operating loss carryforwards	136
Restructuring and settlement reserves	90
Deferred compensation and employee benefits	239
Intangibles	47
Credit loss deduction	10
Gross deferred tax assets	1,177
Deferred tax liabilities	
Fixed assets and leases	284
Intercompany debt underwriting fee	132
Other deferred tax liabilities	42
Gross deferred tax liabilities	458
Net deferred tax asset	$ 719

In the absence of the agreement with CGMHI, the Company has state and local net operating loss carryforwards of $1.3 billion and $0.9 billion in New York State and New York City, respectively, whose expiration date is 2028; for which, the Company has recorded a net deferred tax asset of $123 million, along with less significant net operating losses in various other states for which the Company has recorded a net deferred tax asset of $13 million and which expire between 2012 and 2028. The Company has no valuation allowance on deferred tax assets at December 31, 2011, and no deferred tax valuation allowance would be necessary had CGMI been a separate taxpayer.

In the absence of the agreement with CGMHI, the following is a roll-forward of the Company's FIN 48 unrecognized tax benefits from January 1, 2011 to December 31, 2011:

In millions of dollars	
Total unrecognized tax benefits at January 1, 2011	$ 98
Net amount of increases for current year's tax positions	5
Gross amount of increases for prior years' tax positions	14
Gross amount of decreases for prior years' tax positions	(1)
Amounts of decreases relating to settlements	—
Total unrecognized tax benefits at December 31, 2011	**$ 116**

5. GOODWILL AND INTANGIBLE ASSETS

Goodwill
The goodwill balance for the Company was $145 million at December 31, 2011. The Company performed the required impairment tests of goodwill during 2011. No goodwill was written off due to impairment in 2011.

Intangible Assets
All of the Company's intangible assets are subject to amortization. The components of intangible assets at December 31, 2011 were as follows:

In millions of dollars	Gross carrying amount	Accumulated amortization	Net carrying amount
Customer relationships	$19	$14	$ 5
Software licenses / technology	24	18	6
Total amortizing intangible assets	$43	$32	$11

6. LONG-TERM DEBT AND SUBORDINATED INDEBTEDNESS

In millions of dollars	Interest rate	Maturities	Balances
Master promissory note with CFPI	4.24%	2013	$25,000
Subordinated indebtedness with CGMHI	1.07%	2012	6,945
Subordinated indebtedness with CFI	3.96%	2016	1,500
Secured note program	0.87%	2012 - 2013	209
Other long-term debt (1)	4.60%	2037	80
Total			$33,734

(1) Related to a VIE consolidated effective January 1, 2010 with the adoption of SFAS 167.

At December 31, 2011 the Company had subordinated indebtedness of $6.945 billion with CGMHI. This subordinated credit agreement bears interest at a rate agreed upon by both parties (currently 1.07%) and had a maturity date of August 31, 2012 at December 31, 2011. The maturity date is automatically extended an additional year, unless CGMHI notifies FINRA in writing at least seven months prior to the maturity date that such scheduled maturity date shall not be extended.

The Company also has a subordinated revolving credit agreement with Citigroup Funding Inc., an affiliated Company, in the amount of $5 billion. The agreement bears interest at a rate agreed upon by both parties (currently 3.96%). At December 31, 2011, there are $1.5 billion in borrowings included in subordinated indebtedness under this facility which matures on June 30, 2016.

All subordinated indebtedness qualified for inclusion in net capital at December 31, 2011. In accordance with Securities and Exchange Commission (SEC) regulations, subordinated indebtedness may not be repaid if net capital is less than 5% of aggregate debit items, as defined, or if other net capital rule requirements are not met.

On December 17, 2010, CGMI executed two master promissory note agreements with CFPI, whereby an existing loan between CFPI and CGMI was bifurcated into a $60 billion master promissory note (the "long-term note") and a $25 billion short-term non-negotiable master promissory note. The long-term note currently bears a variable interest at a rate agreed upon by both parties (currently 4.24%) and is prepayable without penalty. At December 31, 2011, there are $25 billion in borrowings with CFPI under the long-term note. The amount outstanding under this long-term note is "evergreen" in nature, i.e. the loan has no contractual final end / repayment date. For liquidity purposes the maturity of the long-term note is assumed to be one year plus one day from the current reporting date. The maturity of the long-term note may be accelerated if the Company breaches certain restrictive provisions of the loan agreement, which require, among other things, that the Company maintain minimum levels of net capital (see Note 7 to the Consolidated Statement of Financial Condition). The Company was in compliance with these requirements at December 31, 2011.

7. CAPITAL REQUIREMENTS

The Company is a registered broker-dealer and registered futures commission merchant and, accordingly, is subject to the net capital requirements of SEC Rule 15c3-1 (Net Capital Rule), the Financial Industry Regulatory Authority (FINRA) and the Commodities Futures Trading Commission (CFTC). Under the Net Capital Rule, the Company is required to maintain minimum net capital of not less than the greater of 2% of aggregate debit items arising from customer transactions, plus excess margin collateral on reverse repurchase agreements or the risk based requirement representing the sum of 8% of customer risk maintenance margin requirement and 8% of non customer risk maintenance margin requirement, as defined. FINRA may require a member firm to reduce its business if net capital is less than 4% of such aggregate debit items and may prohibit a firm from expanding its business if net capital is less than 5% of such aggregate debit items.

The Company has elected to compute net capital in accordance with the provisions of Appendix E of the Net Capital Rule. This methodology allows the Company to compute market risk capital charges using internal value-at-risk models. Under Appendix E of the Net Capital Rule, the Company is required to hold tentative net capital in excess of $1 billion and net capital in excess of $500 million. The Company is also required to notify the SEC in the event that its tentative net capital is less than $5 billion. As of December 31, 2011, CGMI had tentative net capital in excess of both the minimum and the notification requirements. At December 31, 2011, the Company had regulatory net capital of $7.8 billion, which was $7.0 billion in excess of the minimum net capital requirement of $795 million.

The Company is also subject to customer protection segregation requirements under securities laws and regulations, including those of the SEC and CFTC. As of December 31, 2011, total cash and securities with a market value of $32.1 billion have been segregated for the exclusive benefit of customers.

8. SECURITIZATIONS AND VARIABLE INTEREST ENTITIES

Uses of SPEs

A special purpose entity (SPE) is an entity designed to fulfill a specific limited need of the company that organized it. The principal uses of SPEs are to obtain liquidity and favorable capital treatment by securitizing certain of the Company's financial assets, to assist clients in securitizing their financial assets and to create investment products for clients. SPEs may be organized in many legal forms including trusts, partnerships or corporations. In a securitization, the company transferring assets to an SPE converts all (or a portion) of those assets into cash before they would have been realized in the normal course of business through the SPE's issuance of debt and equity instruments, certificates, commercial paper and other notes of indebtedness, which are recorded on the balance sheet of the SPE and not reflected in the transferring company's balance sheet, assuming applicable accounting requirements are satisfied.

Investors usually have recourse to the assets in the SPE and often benefit from other credit enhancements, such as a collateral account or over-collateralization in the form of excess assets in the SPE. The SPE can typically obtain a more favorable credit rating from rating agencies than the transferor could obtain for its own debt issuances, resulting in less expensive financing costs than unsecured debt. The SPE may also enter into derivative contracts in order to convert the yield or currency of the underlying assets to match the needs of the SPE investors or to limit or change the credit risk of the SPE. The Company may be the provider of certain credit enhancements as well as the counterparty to any related derivative contracts. Most of CGMI's SPEs are now VIEs, as described below.

Variable Interest Entities

VIEs are entities that have either a total equity investment that is insufficient to permit the entity to finance its activities without additional subordinated financial support, or whose equity investors lack the characteristics of a controlling financial interest (i.e., ability to make significant decisions through voting rights, and right to receive the expected residual returns of the entity or obligation to absorb the expected losses of the entity). Investors that finance the VIE through debt or equity interests or other counterparties that provide other forms of support, such as guarantees, subordinated fee arrangements, or certain types of derivative contracts, are variable interest holders in the entity.

The variable interest holder, if any, that has a controlling financial interest in a VIE is deemed to be the primary beneficiary and must consolidate the VIE. CGMI would be deemed to have a controlling financial interest and be the primary beneficiary if it has both of the following characteristics:

- power to direct activities of a VIE that most significantly impact the entity's economic performance; and
- obligation to absorb losses of the entity that could potentially be significant to the VIE or right to receive benefits from the entity that could potentially be significant to the VIE.

The Company must evaluate its involvement in each VIE and understand the purpose and design of the entity, the role the Company had in the entity's design, and its involvement in the VIE's ongoing activities. The Company then must evaluate which activities most significantly impact the economic performance of the VIE and who has the power to direct such activities.

For those VIEs where the Company determines that it has the power to direct the activities that most significantly impact the VIE's economic performance, the Company then must evaluate its economic interests, if any, and determine whether it could absorb losses or receive benefits that could potentially be significant to the VIE. When evaluating whether the Company has an obligation to absorb losses that could potentially be significant, it considers the maximum exposure to such loss without consideration of

probability. Such obligations could be in various forms, including but not limited to, debt and equity investments, and certain derivative contracts.

In various other transactions, the Company may act as a derivative counterparty (for example, interest rate swap, cross-currency swap, or purchaser of credit protection under a credit default swap or total return swap where the Company pays the total return on certain assets to the SPE); may act as underwriter or placement agent; may provide administrative, trustee, or other services; or may make a market in debt securities or other instruments issued by VIEs. The Company generally considers such involvement, by itself, not to be variable interests and thus not an indicator of power or potentially significant benefits or losses.

The Company's involvement with consolidated and unconsolidated VIEs with which CGMI holds significant variable interests as of December 31, 2011 is presented in the following table.

In millions of dollars

	Total involvement with SPE assets	Consolidated VIE / SPE assets	Significant unconsolidated VIE assets [3]	Maximum exposure to loss in significant unconsolidated VIEs[1] Debt investments [2]
Mortgage securitizations [4]				
U.S. agency-sponsored	$50,563	$ —	$50,563	$2,277
Non-agency-sponsored	8,976	83	8,893	365
Collateralized loan obligations	8,920	—	8,920	531
Collateralized debt obligations	8,556	—	8,556	120
Asset-based financing	1	1	—	—
Total	$77,016	$84	$76,932	$3,293

(1) The definition of maximum exposure to loss is included in the text that follows.
(2) Funded exposures that are included in the Company's December 31, 2011 Consolidated Statement of Financial Condition. in *Trading account assets*.
(3) A significant unconsolidated VIE is an entity where the Company has any variable interest considered to be significant, regardless of the likelihood of loss or the notional amount of exposure.
(4) CGMI mortgage securitizations also include agency and non-agency (private label) re-securitization activities. These SPEs are not consolidated. See "Re-Securitizations" below for further discussion.

The previous table does not include:

- VIEs structured by third parties where the Company holds securities in inventory. These investments are made on arm's-length terms;
- certain positions in mortgage-backed and asset-backed securities held by the Company, which are classified as *Trading account assets*, where the Company has no other involvement with the related securitization entity deemed to be significant;
- certain representations and warranties exposures in legacy mortgage-backed and asset-backed securitizations, where the Company has no variable interest or continuing involvement as servicer. The outstanding balance of the loans securitized was approximately $22 billion at December 31, 2011, related to legacy transactions sponsored by the Company during the period 2005 to 2008.

The asset balances for consolidated VIEs represent the current fair value of the assets consolidated by the Company. The asset balances for unconsolidated VIEs where the Company has significant involvement represent the most current information available to the Company. In most cases, the asset balances represent an amortized cost basis without regard to impairments in fair value, unless fair value information is readily available to the Company.

The maximum funded exposure represents the balance sheet carrying amount of the Company's investment in the VIE. It reflects the initial amount of cash invested in the VIE plus any accrued interest and is adjusted for any impairments in value and any cash principal payments received. The Company has no unfunded exposures to VIEs at December 21, 2011. In certain transactions, the Company has entered into derivative instruments or other arrangements that are not considered variable interests in the VIE (e.g., interest rate swaps, cross-currency swaps, or where the Company is the purchaser of credit protection under a credit default swap or total return swap where the Company pays the total return on certain assets to the SPE). Receivables under such arrangements are not included in the maximum exposure amounts.

Mortgage Securitizations
The Company provides a wide range of mortgage loan products to a diverse customer base. The Company's mortgage loan securitizations are primarily non-recourse, thereby effectively transferring the risk of future credit losses to the purchasers of the securities issued by the trust.

The Company is not the primary beneficiary of its U.S. agency-sponsored mortgage securitizations, because CGMI does not have the power to direct the activities of the SPE that most significantly impact the entity's economic performance. Therefore, CGMI does not consolidate these U.S. agency-sponsored mortgage securitizations.

The Company does not consolidate certain non-agency-sponsored mortgage securitizations because CGMI is not the servicer with the power to direct the significant activities of the entity. In certain instances, the Company has (1) the power to direct the activities and (2) the obligation to either absorb losses or right to receive benefits that could be potentially significant to its non-agency-sponsored mortgage securitizations and, therefore, is the primary beneficiary and consolidates the SPE.

Re-securitizations
The Company engages in re-securitization transactions in which debt securities are transferred to a VIE in exchange for new beneficial interests. During the 12 months ended December 31, 2011, CGMI transferred non-agency (private label) securities with an original par value of approximately $303 million to re-securitization entities. These securities are backed by either residential or commercial mortgages and are often structured on behalf of clients. As of December 31, 2011, the fair value of CGMI-retained interests in private-label re-securitization transactions structured by CGMI totaled approximately $340 million ($39 million of which relates to re-securitization transactions executed in 2011) and are recorded in trading assets. Of this amount, approximately $17 million and $323 million related to senior and subordinated beneficial interests, respectively. The original par value of private label re-securitization transactions in which CGMI holds a retained interest as of December 31, 2011 was approximately $7.2 billion.

The Company also re-securitizes U.S. government-agency guaranteed mortgage-backed (agency) securities. During the 12 months ended December 31, 2011, CGMI transferred agency securities with a fair value of approximately $37.7 billion to re-securitization entities. As of December 31, 2011, the fair value of CGMI-retained interests in agency re-securitization transactions structured by CGMI totaled approximately $2.3 billion ($2.1 billion of which related to re-securitization transactions executed in 2011) and are recorded in trading assets. The original fair value of agency re-securitization transactions in which CGMI holds a retained interest as of December 31, 2011 was approximately $50.6 billion.

As of December 31, 2011, the Company did not consolidate any private-label or agency re-securitization entities.

Collateralized Debt and Loan Obligations
A securitized collateralized debt obligation (CDO) is an SPE that purchases a pool of assets consisting of

asset-backed securities and issues multiple tranches of equity and notes to investors.

A cash CDO, or arbitrage CDO, is a CDO designed to take advantage of the difference between the yield on a portfolio of selected assets, typically residential mortgage-backed securities, and the cost of funding the CDO through the sale of notes to investors. "Cash flow" CDOs are entities in which the CDO passes on cash flows from a pool of assets, while "market value" CDOs pay to investors the market value of the pool of assets owned by the CDO at maturity. In these transactions, all of the equity and notes issued by the CDO are funded, as the cash is needed to purchase the debt securities.

A securitized collateralized loan obligation (CLO) is substantially similar to the CDO transactions described above, except that the assets owned by the SPE are corporate loans and to a lesser extent corporate bonds, rather than asset-backed debt securities.

A third-party asset manager is typically retained by the CDO/CLO to select the pool of assets and manage those assets over the term of the SPE.

Where a CDO/CLO entity issues preferred shares (or subordinated notes that are the equivalent form), the preferred shares generally represent an insufficient amount of equity (less than 10%) and create the presumption that preferred shares are insufficient to finance the entity's activities without subordinated financial support. In addition, although the preferred shareholders generally have full exposure to expected losses on the collateral and uncapped potential to receive expected residual returns, they generally do not have the ability to make decisions about the entity that have a significant effect on the entity's financial results because of their limited role in making day-to-day decisions and their limited ability to remove the asset manager. Because one or both of the above conditions will generally be met, the Company has concluded that, even where a CDO/CLO entity issued preferred shares, the entity should be classified as a VIE.

In general, the asset manager, through its ability to purchase and sell assets or—where the reinvestment period of a CDO/CLO has expired—the ability to sell assets, will have the power to direct the activities of the entity that most significantly impact the economic performance of the CDO/CLO. However, where a CDO/CLO has experienced an event of default or an optional redemption period has gone into effect, the activities of the asset manager may be curtailed and/or certain additional rights will generally be provided to the investors in a CDO/CLO entity, including the right to direct the liquidation of the CDO/CLO entity.

The Company does not generally have the power to direct the activities of the entity that most significantly impacts the economic performance of the CDOs/CLOs as this power is generally held by a third-party asset manager of the CDO/CLO. As such, those CDOs/CLOs are not consolidated. The Company may consolidate the CDO/CLO when: (i) the Company is the asset manager and no other single investor has the unilateral ability to remove the Company or unilaterally cause the liquidation of the CDO/CLO, or the Company is not the asset manager but has a unilateral right to remove the third-party asset manager or unilaterally liquidate the CDO/CLO and receive the underlying assets, and (ii) the Company has economic exposure to the entity that could be potentially significant to the entity.

The Company continues to monitor its involvement in unconsolidated CDOs/CLOs to assess future consolidation risk. For example, if the Company were to acquire additional interests in these entities and obtain the right, due to an event of default trigger being met, to unilaterally liquidate or direct the activities of a CDO/CLO, the Company may be required to consolidate the asset entity. The net result of such consolidation would be to gross up the Company's balance sheet by the current fair value of the securities held by third parties and assets held by the CDO/CLO, which amounts are not considered material.

9. DERIVATIVES ACTIVITIES

In the ordinary course of business, the Company enters into various types of derivative transactions. These derivative transactions include:

- *Futures and forward contracts* which are commitments to buy or sell at a future date a financial instrument, commodity or currency at a contracted price and may be settled in cash or through delivery.
- *Swap contracts* which are commitments to settle in cash at a future date or dates that may range from a few days to a number of years, based on differentials between specified financial indices, as applied to a notional principal amount.
- *Option contracts* which give the purchaser, for a premium, the right, but not the obligation, to buy or sell within a specified time a financial instrument, commodity or currency at a contracted price that may also be settled in cash, based on differentials between specified indices or prices.

The Company enters into these derivative contracts relating to interest rate, foreign currency, commodity, and other market/credit risks for the following reasons:

- *Trading Purposes—Customer Needs:* The Company offers its customers derivatives in connection with their risk-management actions to transfer, modify or reduce their interest rate, foreign exchange and other market/credit risks or for their own trading purposes. As part of this process, the Company considers the customers' suitability for the risk involved and the business purpose for the transaction. The Company also manages its derivative-risk positions through offsetting trade activities, controls focused on price verification, and daily reporting of positions to senior managers.
- *Trading Purposes—Own Account:* The Company trades derivatives for its own account and as an active market maker. Trading limits and price verification controls are key aspects of this activity.

Derivatives may expose the Company to market, credit or liquidity risks in excess of the amounts recorded on the Consolidated Statement of Financial Condition. Market risk on a derivative product is the exposure created by potential fluctuations in interest rates, foreign-exchange rates and other factors and is a function of the type of product, the volume of transactions, the tenor and terms of the agreement, and the underlying volatility. Credit risk is the exposure to loss in the event of nonperformance by the other party to the transaction where the value of any collateral held is not adequate to cover such losses. Liquidity risk is the potential exposure that arises when the size of the derivative position may not be able to be rapidly adjusted in periods of high volatility and financial stress at a reasonable cost.

Information pertaining to the volume of derivative activity is provided in the tables below. The notional amounts, for both long and short derivative positions, of CGMI's derivative instruments as of December 31, 2011 are presented in the following table.

Derivative Notionals

In millions of dollars at December 31, 2011	
Interest rate contracts	
Swaps	$ 294,391
Futures and forwards	482,324
Written options	22,779
Purchased options	20,435
Total interest rate contract notionals	819,929
Equity contracts	
Swaps	624
Futures and forwards	2,997
Written options	47,984
Purchased options	48,427
Total equity contract notionals	100,032
Foreign exchange forwards, futures and swaps notionals	24,077
Commodity futures notionals	98
Credit derivatives (1)	
Protection sold	982
Protection purchased	5,115
Total credit derivatives	6,097
Total derivative notionals	$ 950,233

(1) Credit derivatives are arrangements designed to allow one party (protection buyer) to transfer the credit risk of a "reference asset" to another party (protection seller). These arrangements allow a protection seller to assume the credit risk associated with the reference asset without directly purchasing that asset. The Company has entered into credit derivative positions for purposes such as risk management, yield enhancement, reduction of credit concentrations and diversification of overall risk.

Derivative Mark-to-Market (MTM) Receivables/Payables

In millions of dollars at December 31, 2011	Assets	Liabilities
Derivative instruments		
Interest rate contracts	$ 5,721	$ 7,251
Equity contracts	685	807
Foreign exchange contracts	16	15
Commodity contracts	2	—
Credit derivatives	296	192
Total derivatives	6,720	8,265
Cash collateral paid/received (1)	14	—
Less: Netting agreements and market value adjustments (2)	(5,475)	(5,498)
Less: Netting cash collateral received/paid (3)	(460)	(1,507)
Net receivables / payables	$ 799	$ 1,260

(1) This is the net amount of the $1,521 million and $460 million of gross cash collateral paid and received, respectively. Of the gross cash collateral paid, $1,507 million was used to offset derivative liabilities, and of the gross cash collateral received, $460 million was used to offset derivative assets.
(2) Represents the netting of derivative receivable and payable balances for the same counterparty under enforceable netting agreements.
(3) Represents the netting of cash collateral paid and received by counterparty under enforceable credit support agreements.

All derivatives are reported on the balance sheet at fair value and are classified in *Trading account assets/ Trading account liabilities.* In addition, where applicable, all such contracts covered by master netting agreements are reported net. Gross positive fair values are netted with gross negative fair values by counterparty pursuant to a valid master netting agreement. In addition, payables and receivables in respect of cash collateral received from or paid to a given counterparty are included in this netting. However, non-cash collateral is not included.

Credit Derivatives

A credit derivative is a bilateral contract between a buyer and a seller under which the seller agrees to provide protection to the buyer against the credit risk of a particular entity ("reference entity" or "reference credit"). Credit derivatives generally require that the seller of credit protection make payments to the buyer upon the occurrence of predefined credit events (commonly referred to as "settlement triggers"). These settlement triggers are defined by the form of the derivative and the reference credit and are generally limited to the market standard of failure to pay on indebtedness and bankruptcy of the reference credit and, in a more limited range of transactions, debt restructuring. Credit derivative transactions referring to emerging market reference credits will also typically include additional settlement triggers to cover the acceleration of indebtedness and the risk of repudiation or a payment moratorium. In certain transactions, protection may be provided on a portfolio of referenced credits or asset-backed securities. The seller of such protection may not be required to make payment until a specified amount of losses has occurred with respect to the portfolio and/or may only be required to pay for losses up to a specified amount.

The Company trades a range of credit derivatives, both on behalf of clients as well as for its own account. Through these contracts, the Company either purchases or writes protection on either a single name or a portfolio of reference credits. The Company uses credit derivatives to help mitigate credit risk in its trading account portfolios and other cash positions, and to facilitate client transactions.

The range of credit derivatives sold includes single name and index credit default swaps.

A credit default swap is a contract in which, for a fee, a protection seller agrees to reimburse a protection buyer for any losses that occur due to a credit event on a reference entity. If there is no credit default event or settlement trigger, as defined by the specific derivative contract, then the protection seller makes no payments to the protection buyer and receives only the contractually specified fee. However, if a credit event occurs as defined in the specific derivative contract sold, the protection seller will be required to make a payment to the protection buyer.

The following table summarizes the key characteristics of the Company's credit derivative portfolio as protection seller as of December 31, 2011:

In millions of dollars as of December 31, 2011	Maximum potential amount of future payments	Fair value payable
By industry/counterparty		
Bank	$957	$32
Insurance and other financial institutions	25	—
Total by industry/counterparty	$982	$32
By instrument		
Credit default swaps and options	$982	$32
Total by instrument	$982	$32
By rating		
Not rated	$982	$32
Total by rating	$982	$32
By maturity		
Within 1 year	$25	$ —
From 1 to 5 years	831	27
After 5 years	126	5
Total by maturity	$982	$32

The maximum potential amount of future payments under credit derivative contracts presented in the table above is based on the notional value of the derivatives. The Company believes that the maximum potential amount of future payments for credit protection sold is not representative of the actual loss exposure based on historical experience. This amount has not been reduced by the Company's rights to the underlying assets and the related cash flows. In accordance with most credit derivative contracts, should a credit event (or settlement trigger) occur, the Company is usually liable for the difference between the protection sold and the recourse it holds in the value of the underlying assets. Thus, if the reference entity defaults, CGMI will generally have a right to collect on the underlying reference credit and any related cash flows, while being liable for the full notional amount of credit protection sold to the buyer. The Company actively monitors open credit risk exposures, and manages this exposure by using a variety of strategies including purchased credit derivatives or direct holdings of the referenced assets. This risk mitigation activity is not captured in the table above.

10. CONCENTRATIONS OF CREDIT RISK

Concentrations of credit risk exist when changes in economic, industry or geographic factors similarly affect groups of counterparties whose aggregate credit exposure is material in relation to the Company's total credit exposure. In connection with the Company's efforts to maintain a diversified portfolio, the Company limits its exposure to any one individual creditor and monitors this exposure on a continuous basis. At December 31, 2011, the Company's most significant concentration of credit risk was with the U.S. government and its agencies. The Company's exposure, which primarily results from trading assets issued by the U.S. government and its agencies, amounted to $41.2 billion at December 31, 2011. With the addition of U.S. government and U.S. government-agency securities pledged as collateral by counterparties in connection with collateralized financing activity, the Company's total holdings of U.S. government and U.S. government-agency securities were approximately $173 billion or 59% of the Company's total assets before netting at December 31, 2011.

11. FAIR VALUE MEASUREMENT

ASC 820-10 (formerly SFAS 157) defines fair value, establishes a consistent framework for measuring fair value and expands disclosure requirements about fair value measurements. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Among other things the standard requires the Company to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. In addition, the use of block discounts is precluded when measuring the fair value of instruments traded in an active market. It also requires recognition of trade-date gains related to certain derivative transactions whose fair values have been determined using unobservable market inputs.

Under ASC 820-10, the probability of default of a counterparty is factored into the valuation of derivative positions and includes the impact of CGMI's own credit risk on derivatives and other liabilities measured at fair value.

Fair Value Hierarchy

ASC 820-10, *Fair Value Measurement*, specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect the Company's market assumptions. These two types of inputs have created the following fair value hierarchy:

- Level 1: Quoted prices for *identical* instruments in active markets.
- Level 2: Quoted prices for *similar* instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations in which all significant inputs and significant value drivers are *observable* in active markets.
- Level 3: Valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are *unobservable.*

This hierarchy requires the use of observable market data when available. The Company considers relevant and observable market prices in its valuations where possible. The frequency of transactions, the size of the bid-ask spread and the amount of adjustment necessary when comparing similar transactions are all factors in determining the liquidity of markets and the relevance of observed prices in those markets.

The Company's policy with respect to transfers between levels of the fair value hierarchy is to recognize transfers into and out of each level as of the end of the reporting period.

Determination of Fair Value

For assets and liabilities carried at fair value, the Company measures such value using the procedures set out below, irrespective of whether these assets and liabilities are carried at fair value as a result of an election or whether they were previously carried at fair value.

When available, the Company generally uses quoted market prices to determine fair value and classifies such items as Level 1. In some cases where a market price is available, the Company will make use of acceptable practical expedients (such as matrix pricing) to calculate fair value, in which case the items are classified as Level 2.

If quoted market prices are not available, fair value is based upon internally developed valuation techniques that use, where possible, current market-based or independently sourced market parameters, such as interest rates, currency rates, option volatilities, etc. Items valued using such internally generated valuation

techniques are classified according to the lowest level input or value driver that is significant to the valuation. Thus, an item may be classified in Level 3 even though there may be some significant inputs that are readily observable.

Where available, the Company may also make use of quoted prices for recent trading activity in positions with the same or similar characteristics to that being valued. The frequency and size of transactions and the amount of the bid-ask spread are among the factors considered in determining the liquidity of markets and the relevance of observed prices from those markets. If relevant and observable prices are available, those valuations would be classified as Level 2. If prices are not available, other valuation techniques would be used and the item would be classified as Level 3.

Fair value estimates from internal valuation techniques are verified, where possible, to prices obtained from independent vendors or brokers. Vendors and brokers' valuations may be based on a variety of inputs ranging from observed prices to proprietary valuation models.

The following section describes the valuation methodologies used by the Company to measure various financial instruments at fair value, including an indication of the level in the fair value hierarchy in which each instrument is generally classified. Where appropriate, the description includes details of the valuation models, the key inputs to those models and any significant assumptions.

Securities borrowed or purchased under agreements to resell and securities sold under agreements to repurchase

No quoted prices exist for such instruments and so fair value is determined using a discounted cash-flow technique. Cash flows are estimated based on the terms of the contract, taking into account any embedded derivative or other features. Expected cash flows are discounted using market rates appropriate to the maturity of the instrument as well as the nature and amount of collateral taken or received. Generally, when such instruments are held at fair value, they are classified within Level 2 of the fair value hierarchy as the inputs used in the valuation are readily observable.

Trading account assets and liabilities—trading securities and trading loans

When available, the Company uses quoted market prices to determine the fair value of trading securities; such items are classified as Level 1 of the fair value hierarchy. Examples include some government securities and exchange-traded equity securities.

For bonds and secondary market loans traded over the counter, the Company generally determines fair value utilizing internal valuation techniques. Fair value estimates from internal valuation techniques are verified, where possible, to prices obtained from independent vendors. Vendors compile prices from various sources and may apply matrix pricing for similar bonds or loans where no price is observable. If available, the Company may also use quoted prices for recent trading activity of assets with similar characteristics to the bond or loan being valued. Trading securities and loans priced using such methods are generally classified as Level 2. However, when less liquidity exists for a security or loan, a quoted price is stale or prices from independent sources vary, a loan or security is generally classified as Level 3.

Trading account assets and liabilities—derivatives

The majority of derivatives entered into by the Company are valued using internal valuation techniques. The valuation techniques and inputs depend on the type of derivative and the nature of the underlying instrument. The principal techniques used to value these instruments are discounted cash flows, Black-Scholes and Monte Carlo simulation. The fair values of derivative contracts reflect cash the Company has paid or received (for example, option premiums paid and received).

The key inputs depend upon the type of derivative and the nature of the underlying instrument and include interest rate yield curves, foreign-exchange rates, the spot price of the underlying volatility and correlation. The item is placed in either Level 2 or Level 3 depending on the observability of the significant inputs to the model. Correlation and items with longer tenors are generally less observable.

In the fourth quarter of 2011, the Company began incorporating overnight indexed swap ("OIS") curves as fair value measurement inputs for the valuation of certain collateralized interest-rate related derivatives. The OIS curves reflect the interest rates paid on cash collateral provided against the fair value of these derivatives. The Company believes using relevant OIS curves as inputs to determine fair value measurements provides a more representative reflection of the fair value of these collateralized interest-rate related derivatives. Previously, the Company used the relevant benchmark curve for the currency of the derivative (e.g., the London Interbank Offered Rate for U.S. dollar derivatives) as the discount rate for these collateralized interest-rate related derivatives. For further information on derivative instruments, see Note 9.

Market valuation adjustments
Liquidity adjustments are applied to items in Level 2 and Level 3 of the fair value hierarchy to ensure that the fair value reflects the price at which the entire position could be liquidated in an orderly manner. The liquidity reserve is based on the bid-offer spread for an instrument, adjusted to take into account the size of the position consistent with what CGMI believes a market participant would consider.

Counterparty credit-risk adjustments are applied to derivatives, such as over-the-counter derivatives, where the base valuation uses market parameters based on the LIBOR interest rate curves. Not all counterparties have the same credit risk as that implied by the relevant LIBOR curve, so it is necessary to consider the market view of the credit risk of a counterparty in order to estimate the fair value of such an item.

Bilateral or "own" credit-risk adjustments are applied to reflect the Company's own credit risk when valuing derivatives. Counterparty and own credit adjustments consider the expected future cash flows between CGMI and its counterparties under the terms of the instrument and the effect of credit risk on the valuation of those cash flows, rather than a point-in-time assessment of the current recognized net asset or liability. Furthermore, the credit-risk adjustments take into account the effect of credit-risk mitigants, such as pledged collateral and any legal right of offset (to the extent such offset exists) with a counterparty through arrangements such as netting agreements.

Alt-A mortgage securities
The Company classifies its Alt-A mortgage securities as trading investments. The securities are recorded at fair value. For these purposes, CGMI defines Alt-A mortgage securities as non-agency residential mortgage-backed securities (RMBS) where (1) the underlying collateral has weighted average FICO scores between 680 and 720 or (2) for instances where FICO scores are greater than 720, RMBS have 30% or less of the underlying collateral composed of full documentation loans.

Similar to the valuation methodologies used for other trading securities and trading loans, the Company generally determines the fair values of Alt-A mortgage securities utilizing internal valuation techniques. Fair value estimates from internal valuation techniques are verified, where possible, to prices obtained from independent vendors. Vendors compile prices from various sources. Where available, the Company may also make use of quoted prices for recent trading activity in securities with the same or similar characteristics to the security being valued.

The internal valuation techniques used for Alt-A mortgage securities, as with other mortgage exposures, consider estimated housing price changes, unemployment rates, interest rates and borrower attributes. They also consider prepayment rates as well as other market indicators.

Alt-A mortgage securities that are valued using these methods are generally classified as Level 2. However, Alt-A mortgage securities backed by Alt-A mortgages of lower quality or more recent vintages are mostly classified as Level 3 due to the reduced liquidity that exists for such positions, which reduces the reliability of prices available from independent sources.

Items Measured at Fair Value on a Recurring Basis

The following table presents for each of the fair value hierarchy levels the Company's assets and liabilities that are measured at fair value on a recurring basis at December 31, 2011. The Company's hedging of positions that have been classified in the Level 3 category is not limited to other financial instruments that have been classified as Level 3, but also instruments classified as Level 1 or Level 2 of the fair value hierarchy. The effects of these hedges are presented gross in the following table.

In millions of dollars at December 31, 2011	Level 1	Level 2	Level 3	Gross inventory	Netting (1)	Net balance
Assets						
Securities purchased under agreements to resell and securities borrowed	$ —	$ 117,713	$ 4,701	$ 122,414	$ (25,807)	$ 96,607
Trading securities						
Trading mortgage-backed securities						
U.S. government-sponsored agency guaranteed	—	23,057	495	23,552	—	23,552
Prime	—	117	594	711	—	711
Alt-A	—	443	111	554	—	554
Subprime	—	510	116	626	—	626
Non-U.S. residential	—	—	4	4	—	4
Commercial	—	1,148	285	1,433	—	1,433
Total trading mortgage-backed securities	—	25,275	1,605	26,880	—	26,880
U.S. Treasury and federal agency securities						
U.S. Treasury	14,085	2,450	—	16,535	—	16,535
Agency obligations	—	1,163	—	1,163	—	1,163
Total U.S. Treasury and federal agency securities	14,085	3,613	—	17,698	—	17,698
State and municipal	—	3,836	73	3,909	—	3,909
Foreign government	22	604	24	650	—	650
Corporate	—	6,124	329	6,453	—	6,453
Equity securities	10,079	237	80	10,396	—	10,396
Asset-backed securities	—	846	3,763	4,609	—	4,609
Other debt securities	—	2	1	3	—	3
Total trading securities	24,186	40,537	5,875	70,598	—	70,598
Trading account derivatives						
Interest rate contracts	—	5,657	64	5,721		
Equity contracts	20	653	12	685		
Foreign exchange contracts	—	16	—	16		
Commodity contracts	—	2	—	2		
Credit derivatives	—	296	—	296		
Total trading account derivatives	20	6,624	76	6,720		
Gross cash collateral paid				1,521		
Netting agreements and market value adjustments					(7,442)	
Total derivatives	20	6,624	76	8,241	(7,442)	799
Loans	—	—	80	80	—	80
Total assets	$ 24,206	$ 164,874	$ 10,732	$ 201,333	$ (33,249)	$ 168,084
Total as a percentage of gross assets (2)	12.1%	82.5%	5.4%	100.0%		

In millions of dollars at December 31, 2011	Level 1	Level 2	Level 3	Gross inventory	Netting (1)	Net balance
Liabilities						
Securities sold under agreements to repurchase	$ —	$ 95,258	$ 989	$ 96,247	$ (25,807)	$ 70,440
Trading account liabilities						
Securities sold, not yet purchased (2)	18,925	5,613	73	24,611	—	24,611
Trading account derivatives						
Interest rate contracts	—	6,937	314	7,251		
Equity contracts	173	500	134	807		
Foreign exchange contracts	—	15	—	15		
Credit derivatives	—	191	1	192		
Total trading account derivatives	173	7,643	449	8,265		
Gross cash collateral received				460		
Netting agreements and market value adjustments					(7,465)	
Total derivatives	173	7,643	449	8,725	(7,465)	1,260
Long-term debt	—	—	80	80	—	80
Total liabilities	$ 19,098	$ 108,514	$ 1,591	$ 129,663	$ (33,272)	$ 96,391
Total as a percentage of gross liabilities (3)	14.8%	84.0%	1.2%	100.0%		

(1) Represents netting of: (i) the amounts due under securities purchased under agreements to resell and the amounts owed under securities sold under agreements to repurchase and (ii) derivative exposures covered by a qualifying master netting agreement, cash collateral and the market value adjustment.

(2) Securities sold, not yet purchased includes U.S. government and government agency securities, equity securities, corporate debt securities, foreign government securities and other debt securities.

(3) Percentage is calculated based on total assets and liabilities measured at fair value on a recurring basis, excluding collateral paid/received on derivatives.

Transfers between Level 1 and Level 2 of the Fair Value Hierarchy

The Company did not have any significant transfers of assets or liabilities between Levels 1 and 2 of the fair value hierarchy during the twelve months ended 2011.

12. FAIR VALUE OF FINANCIAL INSTRUMENTS

Estimated Fair Value of Financial Instruments

The following table presents the carrying value and fair value of the Company's financial instruments. As required, the disclosure excludes the effect of taxes, any premium or discount that could result from offering for sale at one time the entire holdings of a particular instrument, and other expenses that would be incurred in a market transaction. In addition, the table excludes the values of non-financial assets and liabilities, as well as relationship and intangible values, which are integral to a full assessment of the Company's financial position and the value of its net assets.

The fair value represents management's best estimates based on a range of methodologies and assumptions. The carrying value of short-term financial instruments not accounted for at fair value, as well as receivables and payables arising in the ordinary course of business, approximates fair value because of the relatively short period of time between their origination and expected realization.

In billions of dollars	December 31, 2011 Carrying value	Estimated fair value
Assets		
Collateralized short-term financing agreements	$157.3	$157.3
Trading account assets	71.4	71.4
Receivables	24.0	24.0
Other financial assets [1]	15.4	15.4

In billions of dollars	December 31, 2011 Carrying value	Estimated fair value
Liabilities		
Collateralized short-term financing agreements	$133.9	$133.9
Trading account liabilities	25.9	25.9
Payables to customers, brokers, dealers and clearing organizations	51.9	51.9
Long-term debt and subordinated indebtedness	33.7	33.7
Other financial liabilities [2]	12.3	12.3

(1) Includes cash and cash equivalents, cash segregated and on deposit for Federal and other regulations or deposited with clearing organizations, and other financial instruments included in *Other assets* on the Consolidated Statement of Financial Condition, for all of which the carrying value is a reasonable estimate of fair value.
(2) Includes short-term borrowings and other financial instruments included in *Other payables and accrued liabilities* on the Consolidated Statement of Financial Condition, for all of which the carrying value is a reasonable estimate of fair value.

13. COLLATERAL, COMMITMENTS AND GUARANTEES

Collateral

At December 31, 2011, the approximate fair value of collateral received by the Company that may be resold or repledged by the Company, excluding the impact of allowable netting, was $250 billion. This collateral was received in connection with resale agreements, securities borrowings and loans, and margined broker loans. At December 31, 2011, a substantial portion of the collateral received by the Company had been sold or repledged in connection with repurchase agreements, securities sold, not yet purchased, securities borrowings and loans, pledges to clearing organizations and segregation requirements under securities laws and regulations.

At December 31, 2011, the Company had $1.0 billion of outstanding letters of credit from third-party banks to satisfy various collateral and margin requirements.

Lease Commitments

The Company has noncancelable leases covering office space expiring on various dates through 2020. Various leases contain provisions for lease renewals and escalation of rent based on increases in certain costs incurred by the lessors.

At December 31, 2011, future minimum annual rentals under noncancelable leases, net of sublease income, are as follows:

In millions of dollars	
2012	$ 117
2013	116
2014	113
2015	111
2016	111
Thereafter	436
Minimum future rentals	$ 1,004

Securities lending indemnifications

Owners of securities frequently lend those securities for a fee to other parties who may sell them short or deliver them to another party to satisfy some other obligation. Broker-dealers may administer such securities lending programs for their clients. Securities lending indemnifications are issued by the broker-dealer to guarantee that a securities lending customer will be made whole in the event that the security borrower does not return the security subject to the lending agreement and collateral held is insufficient to cover the market value of the security. CGMI had issued $1.3 billion in fully collateralized securities lending indemnifications at December 31, 2011. The carrying value of securities lending indemnifications is not material, as the Company has determined that the amount and probability of potential liabilities arising from these guarantees are not significant.

Representation and Warranty Indemnifications

In the normal course of business, the Company provides standard representations and warranties to counterparties in contracts in connection with numerous transactions and also provides indemnifications, including indemnifications that protect the counterparties to the contracts in the event that additional taxes are owed due either to a change in the tax law or an adverse interpretation of the tax law. Counterparties to these transactions provide the Company with comparable indemnifications. While such representations, warranties and indemnifications are essential components of many contractual relationships, they do not represent the underlying business purpose for the transactions. The indemnification clauses are often standard contractual terms related to the Company's own performance under the terms of a contract and are entered into in the normal course of business based on an assessment that the risk of loss is remote. Often these clauses are intended to ensure that terms of a contract are met at inception. No compensation is received for these standard representations and warranties, and it is not possible to determine their fair value because they rarely, if ever, result in a payment. In many cases, there are no stated or notional amounts included in the indemnification clauses and the contingencies potentially triggering the obligation to indemnify have not occurred and are not expected to occur. There are no amounts reflected on the Consolidated Statement of Financial Condition as of December 31, 2011, related to these indemnifications.

Value-Transfer Networks

The Company is a member of, or shareholder in, hundreds of value-transfer networks (VTNs) (payment, clearing and settlement systems as well as exchanges) around the world. As a condition of membership, many of these VTNs require that members stand ready to pay a pro rata share of the losses incurred by the organization due to another member's default on its obligations. The Company's potential obligations may be limited to its membership interests in the VTNs, contributions to the VTN's funds, or, in limited cases, the obligation may be unlimited. The maximum exposure cannot be estimated as this would require an assessment of future claims that have not yet occurred. Management believes the risk of loss is remote given historical experience with the VTNs. Accordingly, there are no amounts reflected on the Consolidated Statement of Financial Condition as of December 31, 2011 for potential obligations that could arise from the Company's involvement with VTN associations.

14. RELATED PARTY BALANCES

CFPI, an indirect, wholly owned subsidiary of Citigroup, owns 100% of the outstanding common stock of the Company. Pursuant to various intercompany agreements, a number of significant transactions are carried out between the Company and Citigroup and/or their affiliates. Management believes that the terms under which these transactions and services are provided are no less favorable to the Company than those that could be obtained from unaffiliated third parties.

Detailed below is a summary of the Company's transactions with other Citigroup affiliates which are included in the accompanying Consolidated Statement of Financial Condition as of December 31, 2011. These amounts exclude intercompany balances that eliminate in consolidation.

STATEMENT OF FINANCIAL CONDITION ITEMS

In millions of dollars	December 31, 2011
Assets	
Cash and cash equivalents	$ 467
Cash and securities segregated and on deposit for Federal and other regulations or deposited with clearing organizations	7,675
Collateralized short-term financing agreements:	
Securities purchased under agreements to resell	11,750
Deposits paid for securities borrowed	7,233
Equities	6,049
Derivatives and other trading account assets	109
Receivables:	
Customer and Brokers, dealers and clearing organizations	1,464
Other	3,840
Total assets	$ 38,587
Liabilities	
Short-term borrowings	$ 1,943
Collateralized short-term financing agreements:	
Securities sold under agreements to repurchase	31,481
Deposits received for securities loaned	10,995
Derivatives	44
Payables and accrued liabilities:	
Customers	9,024
Brokers, dealers and clearing organizations	3,545
Other	7,627
Long-term debt	25,000
Subordinated indebtedness	8,445
Total liabilities	$ 98,104

Incentive Plans and Retirement Benefits

As discussed in Note 3, the Company participates in various Citigroup stock-based compensation programs under which Citigroup stock or stock options are granted to certain of the Company's employees. The

Company has no stock-based compensation programs in which its own stock is granted. The Company pays Citigroup directly for participation in certain of its stock-based compensation programs, but receives a capital contribution for those awards related to participation in the employee incentive stock option program. As discussed in Note 3, the Company participates in several non-contributory defined benefit pension plans and a defined contribution plan sponsored by Citigroup covering certain eligible employees.

Other Intercompany Agreements
Citigroup and its subsidiaries engage in other transactions and servicing activities with the Company, including cash management, data processing, telecommunications, payroll processing, and administration, facilities procurement, underwriting and others.

15. CONTINGENCIES

Overview
In addition to the matters described below, in the ordinary course of business, CGMI, its parent entity Citigroup, and its affiliates and subsidiaries, as well as their respective current and former officers, directors and employees (for purposes of this section, sometimes collectively referred to as Citigroup and Related Parties), routinely are named as defendants in, or as parties to, various legal actions and proceedings. Certain of these actions and proceedings assert claims or seek relief in connection with alleged violations of consumer protection, securities, banking, antifraud, antitrust, anti-money laundering, employment and other statutory and common laws. Certain of these actual or threatened legal actions and proceedings include claims for substantial or indeterminate compensatory or punitive damages, or for injunctive relief, and in some instances seek recovery on a class-wide basis.

In the ordinary course of business, Citigroup and Related Parties also are subject to governmental and regulatory examinations, information-gathering requests, investigations and proceedings (both formal and informal), certain of which may result in adverse judgments, settlements, fines, penalties, disgorgement, injunctions or other relief. In addition, Citigroup is a bank holding company, and certain affiliates and subsidiaries of CGMI are banks, registered broker-dealers, futures commission merchants, investment advisers or other regulated entities and, in those capacities, are subject to regulation by various U.S., state and foreign securities, banking, commodity futures and other regulators. In connection with formal and informal inquiries by these regulators, Citigroup and Related Parties receive numerous requests, subpoenas and orders seeking documents, testimony and other information in connection with various aspects of their regulated activities.

Because of the global scope of Citigroup's operations, and its presence in countries around the world, Citigroup and Related Parties are subject to litigation, and governmental and regulatory examinations, information-gathering requests, investigations and proceedings (both formal and informal), in multiple jurisdictions with legal and regulatory regimes that may differ substantially, and present substantially different risks, from those Citigroup and Related Parties are subject to in the United States. In some instances Citigroup and Related Parties may be involved in proceedings involving the same subject matter in multiple jurisdictions, which may result in overlapping, cumulative or inconsistent outcomes.

Citigroup and CGMI seek to resolve all litigation and regulatory matters in the manner management believes is in the best interests of Citigroup and its shareholders, and contests liability, allegations of wrongdoing and, where applicable, the amount of damages or scope of any penalties or other relief sought as appropriate in each pending matter.

In accordance with ASC 450 (formerly SFAS 5), Citigroup establishes accruals for litigation and regulatory

matters, including the matters disclosed herein, when Citigroup believes it is probable that a loss has been incurred and the amount of the loss can be reasonably estimated. Once established, accruals are adjusted from time to time, as appropriate, in light of additional information. In view of the inherent unpredictability of litigation and regulatory matters, particularly where the damages sought are substantial or indeterminate, the investigations or proceedings are in the early stages, or the matters involve novel legal theories or a large number of parties, Citigroup cannot at this time estimate the possible loss or range of loss, if any, in excess of the amounts accrued for these matters or predict the timing of their eventual resolution, and the actual costs of resolving litigation and regulatory matters may be substantially higher or lower than the amounts accrued for those matters.

Subject to the foregoing, it is the opinion of Citigroup's management, based on current knowledge and after taking into account its current legal accruals, that the eventual outcome of all matters described in this Note would not be likely to have a material adverse effect on the consolidated financial condition of CGMI. Nonetheless, given the inherent unpredictability of litigation and the substantial or indeterminate amounts sought in certain of these matters, an adverse outcome in certain of these matters could, from time to time, have a material adverse effect on CGMI's consolidated results of operations or cash flows in particular quarterly or annual periods.

CGMI or its subsidiaries are named as defendants or otherwise directly involved in certain, but not all, of the matters disclosed below. In addition, certain of the matters below relate principally to broker-dealer activity, while other matters relate principally to lending or other Citigroup activities in which CGMI or its subsidiaries had no direct involvement.

Credit-Crisis-Related Litigation and Other Matters

Citigroup and Related Parties have been named as defendants in numerous legal actions and other proceedings asserting claims for damages and related relief for losses arising from the global financial credit crisis that began in 2007. Such matters include, among other types of proceedings, claims asserted by: (i) individual investors and purported classes of investors in Citigroup's common and preferred stock and debt, alleging violations of the federal securities laws and state securities and fraud laws; (ii) participants and purported classes of participants in Citigroup's retirement plans, alleging violations of the Employee Retirement Income Security Act (ERISA); (iii) counterparties to transactions adversely affected by developments in the credit and mortgage markets; (iv) individual investors and purported classes of investors in securities and other investments underwritten, issued or marketed by Citigroup, including collateralized debt obligations (CDOs), mortgage-backed securities (MBS), auction-rate securities (ARS), investment funds, and other structured or leveraged instruments, that have suffered losses as a result of the credit crisis; and (v) individual borrowers asserting claims related to their loans. These matters have been filed in state and federal courts across the country, as well as in arbitrations before the Financial Industry Regulatory Authority (FINRA) and other arbitration associations.

In addition to these litigations and arbitrations, Citigroup continues to cooperate fully in response to subpoenas and requests for information from the Securities and Exchange Commission (SEC), FINRA, state attorneys general, the Department of Justice and subdivisions thereof, bank regulators, and other government agencies and authorities, in connection with various formal and informal (and, in many instances, industry-wide) inquiries concerning Citigroup's mortgage-related conduct and business activities, as well as other business activities affected by the credit crisis. These business activities include, but are not limited to, Citigroup's sponsorship, packaging, issuance, marketing, servicing and underwriting of MBS and CDOs and its origination, sale or other transfer, servicing, and foreclosure of residential mortgages.

Mortgage-Related Litigation and Other Matters

Beginning in November 2007, Citigroup and Related Parties have been named as defendants in numerous legal actions and other proceedings brought by Citigroup shareholders, investors, counterparties, regulators and others concerning Citigroup's activities relating to mortgages, including Citigroup's involvement with CDOs, MBS and structured investment vehicles, Citigroup's underwriting activity for mortgage lenders, and Citigroup's more general mortgage- and credit-related activities.

Regulatory Actions: On October 19, 2011, in connection with its industry-wide investigation concerning CDO-related business activities, the SEC filed a complaint in the United States District Court for the Southern District of New York regarding Citigroup's structuring and sale of the Class V Funding III CDO transaction (Class V). On the same day, the SEC and Citigroup announced a settlement of the SEC's claims, subject to judicial approval, and the SEC filed a proposed final judgment pursuant to which CGMI agreed to disgorge $160 million, and pay $30 million in prejudgment interest and a $95 million penalty. On November 28, 2011, the district court issued an order refusing to approve the proposed settlement and ordering trial to begin on July 16, 2012. On December 15 and 19, 2011, respectively, the SEC and CGMI filed notices of appeal from the district court's November 28 order. On December 27, 2011, the United States Court of Appeals for the Second Circuit granted an emergency stay of further proceedings in the district court, pending the Second Circuit's ruling on the SEC's motion to stay the district court proceedings during the pendency of the appeals. Additional information relating to this matter is publicly available in court filings under the docket numbers 11 Civ. 7387 (S.D.N.Y.) (Rakoff, J.) and 11-5227 (2d Cir.).

Federal and state regulators, including the SEC, also have served subpoenas or otherwise requested information related to Citigroup's issuing, sponsoring, or underwriting of MBS. These inquiries include a subpoena from the Civil Division of the Department of Justice that Citigroup received on January 27, 2012.

Securities Actions: Citigroup and Related Parties have been named as defendants in four putative class actions filed in the United States District Court for the Southern District of New York. On August 19, 2008, these actions were consolidated under the caption IN RE CITIGROUP INC. SECURITIES LITIGATION. The consolidated amended complaint asserts claims arising under Sections 10(b) and 20(a) of the Securities Exchange Act of 1934 on behalf of a putative class of purchasers of Citigroup common stock from January 1, 2004 through January 15, 2009. On November 9, 2010, the district court issued an opinion and order dismissing all claims except those arising out of Citigroup's exposure to CDOs for the time period February 1, 2007 through April 18, 2008. Fact discovery is underway. Plaintiffs have not yet quantified the putative class's alleged damages. During the putative class period, as narrowed by the district court, the price of Citigroup's common stock declined from $54.73 at the beginning of the period to $25.11 at the end of the period. (These share prices represent Citi's common stock prices prior to its 1-for-10 reverse stock split, effective May 6, 2011. Additional information relating to this action is publicly available in court filings under the consolidated lead docket number 07 Civ. 9901 (S.D.N.Y.) (Stein, J.).

Citigroup and Related Parties also have been named as defendants in two putative class actions filed in New York state court, but since removed to the United States District Court for the Southern District of New York, alleging violations of Sections 11, 12 and 15 of the Securities Act of 1933 in connection with various offerings of Citigroup securities. On December 10, 2008, these actions were consolidated under the caption IN RE CITIGROUP INC. BOND LITIGATION. In the consolidated action, lead plaintiffs assert claims on behalf of a putative class of purchasers of corporate debt securities, preferred stock and interests in preferred stock issued by Citigroup and related issuers over a two-year period from 2006 to 2008. On July 12, 2010, the district court issued an opinion and order dismissing plaintiffs' claims under Section 12 of the Securities Act of 1933, but denying defendants' motion to dismiss certain claims under Section 11. Fact discovery is underway. Plaintiffs have not yet quantified the putative class's alleged damages. Additional information relating to this action is publicly available in court filings under the consolidated lead docket number 08 Civ.

9522 (S.D.N.Y.) (Stein, J.).

Citigroup and CGMI have been named as defendants in two putative class actions filed in the United States District Court for the Southern District of California, but since transferred by the Judicial Panel on Multidistrict Litigation to the United States District Court for the Southern District of New York. In the consolidated action, lead plaintiffs assert claims on behalf of a putative class of participants in Citigroup's Voluntary Financial Advisor Capital Accumulation Plan from November 2006 through January 2009. On June 7, 2011, the district court granted defendants' motion to dismiss the complaint and subsequently entered judgment. On November 14, 2011, the district court granted in part plaintiffs' motion to alter or amend the judgment and granted plaintiffs leave to amend the complaint. On November 23, 2011, plaintiffs filed an amended complaint alleging violations of Section 12 of the Securities Act of 1933 and Section 10(b) of the Securities Exchange Act of 1934. Defendants filed a motion to dismiss certain of plaintiffs' claims on December 21, 2011. Additional information relating to this action is publicly available in court filings under the docket number 09 Civ. 7359 (S.D.N.Y.) (Stein, J.).

Several institutional or high-net-worth investors that purchased debt and equity securities issued by Citigroup and affiliated issuers also have filed actions on their own behalf against Citigroup and Related Parties in federal and state court. These actions assert claims similar to those asserted in the IN RE CITIGROUP INC. SECURITIES LITIGATION and IN RE CITIGROUP INC. BOND LITIGATION actions described above. Collectively, these investors seek damages exceeding $1 billion. Additional information relating to these individual actions is publicly available in court filings under the docket numbers 09 Civ. 8755 (S.D.N.Y.) (Stein, J.), 10 Civ. 7202 (S.D.N.Y.) (Stein, J.), 10 Civ. 9325 (S.D.N.Y.) (Stein, J.), 10 Civ. 9646 (S.D.N.Y.) (Stein, J.), 11 Civ. 314 (S.D.N.Y.) (Stein, J.), 11 Civ. 4788 (S.D.N.Y.) (Stein, J.), 11 Civ. 7138 (S.D.N.Y.) (Stein, J.), 11 Civ. 8291 (S.D.N.Y.) (Stein, J.), and Case No. 110105028 (Pa. Commw. Ct.) (Sheppard, J.).

Mortgage-Backed Securities and CDO Investor Actions and Repurchase Claims: Beginning in July 2010, several investors, including Cambridge Place Investment Management, The Charles Schwab Corporation, the Federal Home Loan Bank of Chicago, the Federal Home Loan Bank of Boston, Allstate Insurance Company and affiliated entities, Union Central Life Insurance Co. and affiliated entities, the Federal Housing Finance Agency, the Western & Southern Life Insurance Company and affiliated entities, Moneygram Payment Systems, Inc., and Loreley Financing (Jersey) No. 3 Ltd. and affiliated entities, have filed lawsuits against Citigroup and Related Parties alleging actionable misstatements or omissions in connection with the issuance and underwriting of MBS and CDOs. These actions are in early stages. As a general matter, plaintiffs in these actions are seeking rescission of their investments or other damages. Additional information relating to these actions is publicly available in court filings under the docket numbers 10-2741-BLS1 (Mass. Super. Ct.) (Lauriat, J.), 11-0555-BLS1 (Mass. Super. Ct.) (Lauriat, J.), CGC-10-501610 (Cal. Super. Ct.) (Kramer, J.), 10 CH 45033 (Ill. Super. Ct.) (Allen, J.), LC091499 (Cal. Super. Ct.) (Mohr, J.), 11 Civ. 10952 (D. Mass.) (O'Toole, J.), 11 Civ. 1927 (S.D.N.Y.) (Sullivan, J.), 11 Civ. 2890 (S.D.N.Y.) (Daniels, J.), 11 Civ. 6188 (S.D.N.Y.) (Cote, J.), 11 Civ. 6196 (S.D.N.Y.) (Cote, J.), 11 Civ. 6916 (S.D.N.Y.) (Cote, J.), 11 Civ. 7010 (S.D.N.Y.) (Cote, J.), A 1105042 (Ohio Ct. Common Pleas) (Myers, J.), No. 27-CB-11-21348 (Minn. Dist. Ct.) (Howard, J.) and 650212/12 (N.Y. Sup. Ct.). Other purchasers of MBS or CDOs sold or underwritten by Citigroup affiliates have threatened to file lawsuits asserting similar claims, some of which Citigroup has agreed to toll pending further discussions with these investors.

In addition, various parties to MBS securitizations, among others, have asserted that certain Citigroup affiliates breached representations and warranties made in connection with mortgage loans placed into securitization trusts. Citigroup also has experienced an increase in the level of inquiries relating to these securitizations, particularly requests for loan files from trustees of securitization trusts and others. In December 2011, Citigroup received a letter from the law firm Gibbs & Bruns LLP, which purports to represent a group of investment advisers and holders of MBS issued or underwritten by Citigroup. The letter

asserts that Gibbs & Bruns LLP's clients collectively hold 25% or more of the voting rights in 35 MBS trusts issued and/or underwritten by Citigroup affiliates, and that these trusts have an aggregate outstanding balance in excess of $9 billion. The letter alleges that certain mortgages in these trusts were sold or deposited into the trusts based on misrepresentations by the mortgage originators, sellers and/or depositors and that Citigroup improperly serviced mortgage loans in those trusts. The letter further threatens to instruct trustees of the trusts to assert claims against Citigroup based on these allegations. Gibbs & Bruns LLP subsequently informed Citigroup that its clients hold the requisite interest in 70 trusts in total, with an alleged total unpaid principal balance of $24 billion, for which Gibbs & Bruns LLP asserts that Citigroup affiliates have repurchase obligations. Citigroup is also a trustee of securitization trusts for MBS issued by unaffiliated issuers that have received similar letters from Gibbs & Bruns, LLP.

Given the continued and increased focus on mortgage-related matters, as well as the increasing level of litigation and regulatory activity relating to mortgage loans and mortgage-backed securities, the level of inquiries and assertions respecting securitizations may further increase. These inquiries and assertions could lead to actual claims for breaches of representations and warranties, or to litigation relating to such breaches or other matters.

Underwriting Matters: Certain Citigroup affiliates have been named as defendants arising out of their activities as underwriters of securities in actions brought by investors in securities of issuers adversely affected by the credit crisis, including AIG, Fannie Mae, Freddie Mac, Ambac and Lehman, among others. These matters are in various stages of litigation. As a general matter, issuers indemnify underwriters in connection with such claims. In certain of these matters, however, Citigroup affiliates are not being indemnified or may in the future cease to be indemnified because of the financial condition of the issuer.

On September 28, 2011, the United States District Court for the Southern District of New York approved a stipulation of settlement with the underwriter defendants in IN RE AMBAC FINANCIAL GROUP, INC. SECURITIES LITIGATION and judgment was entered. A member of the settlement class has appealed the judgment to the United States Court of Appeals for the Second Circuit. On December 22, 2011, the underwriter defendants moved to dismiss the appeal. Additional information relating to this action is publicly available in court filings under the docket numbers 08 Civ. 0411 (S.D.N.Y.) (Buchwald, J.) and 11-4643 (2d Cir.).

Counterparty and Investor Actions: Citigroup and Related Parties have been named as defendants in actions brought in various state and federal courts, as well as in arbitrations, by counterparties and investors that claim to have suffered losses as a result of the credit crisis. In August 2011, two Saudi nationals and related entities commenced a FINRA arbitration against Citigroup Global Markets, Inc. (CGMI) alleging $380 million in losses resulting from certain options trades referencing a portfolio of hedge funds and certain credit facilities collateralized by a private equity portfolio. CGMI did not serve as the counterparty or credit facility provider in these transactions. In September 2011, CGMI commenced an action in the United States District Court for the Southern District of New York seeking to enjoin the arbitration. Simultaneously with that filing, the Citigroup entities that served as the counterparty or credit facility provider to the transactions commenced actions in London and Switzerland for declaratory judgments of no liability.

ASTA/MAT and Falcon-Related Litigation and Other Matters

ASTA/MAT and Falcon were alternative investment funds managed and marketed by certain Citigroup affiliates that suffered substantial losses during the credit crisis. The SEC is investigating the management and marketing of the ASTA/MAT and Falcon funds. Citigroup is cooperating fully with the SEC's inquiry.

In addition, numerous investors in ASTA/MAT have filed lawsuits or arbitrations against Citigroup and Related Parties seeking recoupment of their alleged losses. Although many of these investor disputes have

been resolved, others remain pending. In April 2011, a FINRA arbitration panel awarded two ASTA/MAT investors $54 million in damages and attorneys' fees, including punitive damages, against Citigroup. In December 2011, the United States District Court for the District of Colorado entered an order confirming the FINRA panel's award. Citigroup has filed a notice of appeal to the 10th Circuit Court of Appeals. Additional information relating to this matter is publicly available in court filings under the docket number 11 Civ. 971 (D. Colo.) (Arguello, J.).

Auction Rate Securities—Related Litigation and Other Matters
Beginning in March 2008, Citigroup and Related Parties have been named as defendants in numerous actions and proceedings brought by Citigroup shareholders and customers concerning ARS, many of which have been resolved. These have included, among others: (i) numerous lawsuits and arbitrations filed by customers of Citigroup and its affiliates seeking damages in connection with investments in ARS; (ii) a consolidated putative class action asserting claims for federal securities violations, which has been dismissed and is now pending on appeal; (iii) two putative class actions asserting violations of Section 1 of the Sherman Act, which have been dismissed and are now pending on appeal; and (iv) a derivative action filed against certain Citigroup officers and directors, which has been dismissed. In addition, based on an investigation, report and recommendation from a committee of Citigroup's Board of Directors, the Board refused a shareholder demand that was made after dismissal of the derivative action. Additional information relating to certain of these actions is publicly available in court filings under the docket numbers 08 Civ. 3095 (S.D.N.Y.) (Swain, J.), 10-722 (2d Cir.); 10-867 (2d Cir.); 11-1270 (2d Cir.).

Terra Firma Litigation
In December 2009, plaintiffs, general partners of two related private equity funds, filed a complaint in New York state court, subsequently removed to the Southern District of New York, against certain Citigroup affiliates. Plaintiffs allege that during the May 2007 auction of the music company EMI, Citigroup, as advisor to EMI and as a potential lender to plaintiffs' acquisition vehicle Maltby, fraudulently or negligently orally misrepresented the intentions of another potential bidder regarding the auction. Plaintiffs alleged that, but for the oral misrepresentations, Maltby would not have acquired EMI for approximately £4.2 billion. Plaintiffs further alleged that, following the acquisition of EMI, certain Citigroup entities tortiously interfered with plaintiffs' business relationship with EMI. Plaintiffs sought billions of dollars in damages. On September 15, 2010, the district court issued an order granting in part and denying in part Citigroup's motion for summary judgment. Plaintiffs' claims for negligent misrepresentation and tortious interference were dismissed. On October 18, 2010, a jury trial commenced on plaintiffs' remaining claims for fraudulent misrepresentation and fraudulent concealment. The court dismissed the fraudulent concealment claim before sending the case to the jury. On November 4, 2010, the jury returned a verdict on the fraudulent misrepresentation claim in favor of Citigroup. Judgment dismissing the complaint was entered on December 9, 2010. Plaintiffs have appealed the judgment as to the negligent misrepresentation claim, the fraudulent concealment claim and the fraudulent misrepresentation claim. Additional information relating to this action is publicly available in court filings under the docket numbers 09 Civ. 10459 (S.D.N.Y.) (Rakoff, J.) and 11-0126 (2d Cir.).

Tribune Company Bankruptcy
Certain Citigroup affiliates have been named as defendants in adversary proceedings related to the Chapter 11 cases of Tribune Company (Tribune) pending in the United States Bankruptcy Court for the District of Delaware. The complaints, which arise out of the approximate $11 billion leveraged buyout (LBO) of Tribune in 2007, were stayed by court order pending a confirmation hearing on competing plans of reorganization. On October 31, 2011, the bankruptcy court denied confirmation of both the competing plans. A third amended plan of reorganization was then proposed, and confirmation proceedings are expected to take place in 2012. Additional information relating to these actions is publicly available in court filings under the lead docket number 08-13141 (Bankr. D. Del.) (Carey, J.). Certain Citigroup affiliates also have

been named as defendants in actions brought by Tribune creditors alleging state law constructive fraudulent conveyance claims relating to the Tribune LBO. These actions have been stayed pending confirmation of a plan of reorganization. Additional information relating to these actions is publicly available in court filings under the docket number 11 MD 02296 (S.D.N.Y.) (Holwell, J.).

Research Analyst Litigation
In March 2004, a putative research-related customer class action alleging various state law claims arising out of the issuance of allegedly misleading research analyst reports concerning numerous issuers was filed against certain Citigroup affiliates in Illinois state court. On October 13, 2011, the court entered an order dismissing with prejudice all class-action claims asserted in the action on the ground that the Securities Litigation Uniform Standards Act of 1998 precludes those claims. The court granted leave for the putative representative plaintiff to file an amended complaint asserting only his individual claims within 21 days. An amended complaint was not filed within the 21-day period. The putative representative plaintiff has filed a notice of appeal from the court's October 13, 2011 order. Additional information concerning this matter is publicly available in court filings under docket numbers 04-L-265 (Ill. Cir.) (Hylla, J.) and 5-11-0504 (Ill. App. Ct. 5 Dist.).

Settlement Payments
Payments required in settlement agreements described above have been made or are covered by existing litigation accruals.

* * *

Additional matters asserting claims similar to those described above may be filed in the future.

16. SUBSEQUENT EVENTS

The Company has evaluated whether events or transactions have occurred after December 31, 2011 that would require recognition or disclosure in this statement of financial condition through February 28, 2012, which is the date these financial statements were available to be issued. No such transactions required recognition in the statement of financial condition at December 31, 2011.



KPMG LLP
345 Park Avenue
New York, NY 10154-0102

Report of Independent Registered Public Accounting Firm on Internal Control Pursuant to Rule 17a-5 and Regulation 1.16

The Board of Directors
Citigroup Global Markets Inc.:

In planning and performing our audit of the consolidated financial statements of Citigroup Global Markets Inc. and Subsidiaries (an indirect wholly-owned subsidiary of Citigroup Global Markets Holdings Inc.) (the Company) as of and for the year ended December 31, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e);

2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

In addition, as required by Regulation 1.16 of the Commodity Futures Trading Commission (CFTC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding customer and firm assets. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Regulation 1.16, in making the following:

1. The periodic computations of minimum financial requirements pursuant to Regulation 1.17;

2. The daily computations of the segregation requirements of Section 4d(a)(2) of the Commodity Exchange Act and the regulations thereunder, and the segregation of funds based on such computations; and



3. The daily computations of the foreign futures and foreign options secured amount requirements pursuant to Regulation 30.7 of the CFTC.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraphs. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraphs, and to assess whether those practices and procedures can be expected to achieve the SEC's and CFTC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) and Regulation 1.16(d)(2) list additional objectives of the practices and procedures listed in the preceding paragraphs.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first, second and third paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second and third paragraphs of this report are considered by the SEC and CFTC to be adequate for their purposes in accordance with the Securities Exchange Act of 1934, the Commodity Exchange Act, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second and third paragraphs of this report, were adequate at December 31, 2011, to meet the SEC's and CFTC's objectives.



This report is intended solely for the information and use of the Board of Directors, management, the SEC, the CFTC, the Financial Industry Regulatory Authority (FINRA), the National Futures Association (NFA) and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 or Regulation 1.16 of the CFTC or both in their regulation of registered brokers and dealers and futures commission merchants, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 28, 2012